UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Exhibits

99.1	Labopharm Inc. Information Circular dated March 26, 2007

99.2	Notice of Annual and Special Meeting of Shareholders dated March 26, 2007

99.3	Form of Proxy – Annual and Special Meeting to be held on May 9, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date:	April 13, 2007	By:	/s/ Lynda Covello
		Name:	Ms. Lynda Covello
		Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Labopharm information circular 2007

Annual and Special Meeting
May 9, 2007 at 11:00 a.m.
The Montreal Museum of Fine Arts
Maxwell Cummings Auditorium
1379 Sherbrooke Street West
Montreal, Quebec

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 9, 2007

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation by the Management of Labopharm Inc. of proxies for use at our 2007 Annual and Special Meeting of Shareholders (the “Meeting”) to be held at the time and place and for the purposes mentioned in the Notice of Meeting and at all adjournments thereof. As used in this Circular, all references to “Labopharm”, the “Company”, “we”, “us”, “our” or similar terms are to Labopharm Inc.

Except as otherwise indicated, the information contained in this Circular is given as of March 26, 2007. Any information, policies or rules posted on our website as described in this Circular (including Schedules A and B) does not form part of, and shall not be deemed to be incorporated by reference into, this Circular, unless expressly otherwise indicated. The solicitation will be made primarily by mail. However, our employees or mandataries designated by us may also solicit proxies by telephone or in writing. The cost of the solicitation will be borne by us. Upon request, we will reimburse all brokers, banks, depositaries, nominees and other trustees for the reasonable costs incurred by them in order to send the proxy documents to the beneficial owners of our shares.

RULES CONCERNING PROXIES

Any proxy to be used at the Meeting must be received no later than the close of business on the last business day preceding the date of the Meeting by our transfer agent, Computershare Trust Company of Canada. A person giving a proxy may revoke it at any time including at any adjournment, unless the proxy has already been used. A proxy may be revoked by a written notice executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or an attorney thereof duly authorized and sent to our Corporate Secretary. The authority conferred upon the proxyholder may also be revoked if the shareholder attends the Meeting in person and makes a request to that effect.

The persons named in the enclosed form of proxy will exercise the voting rights attached to the shares for which they have received the proxy in accordance with the instructions indicated in the form of proxy. In the absence of instructions, the voting rights attached to the shares shall be exercised IN FAVOUR of the matters mentioned in the attached Notice of Meeting. The enclosed form of proxy confers upon the proxyholder a discretionary power in respect of amendments to the matters set forth in the Notice of Meeting and regarding all other matters which may properly be brought before the Meeting and all adjournments thereof. Our Management is not aware of any such changes or other matters that may come before the Meeting. If, however, such amendments or other matters do properly come before the Meeting or any adjournment thereof, the shares represented by the form of proxy will be voted at the discretion of the proxyholder.

Every shareholder has the right to appoint a person (who need not be a shareholder) to act for and on behalf of the shareholder at the Meeting other than the persons designated in the form of proxy. To do so, the shareholder must strike out the names of the persons named in the proxy and insert the name of the proxyholder in the blank space provided for that purpose in the form of proxy.

NON-REGISTERED SHAREHOLDERS

Non-registered shareholders may vote shares that are held by their nominees in one of two manners. Applicable securities laws and regulations, including National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees’ voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be read carefully and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholder and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of our transfer agent, Computershare Trust Company of Canada. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at March 26, 2007, we had 56,782,963 of our common shares (the “Shares”) issued and outstanding. Shareholders are entitled to one vote per Share.

At the Meeting and all adjournments thereof, each shareholder is entitled to exercise the votes attached to the Shares registered in his or her name at the close of business on March 26, 2007, which is the “record date” that has been set for the Meeting.

To the knowledge of our directors and officers and based upon publicly available information, no person, company or other entity has held or exercised control or direction over, as at March 26, 2007, 10% or more of our issued and outstanding Shares.

We and the Fonds de solidarité des travailleurs du Québec (F.T.Q.), (the “FSTQ”) entered into a new agreement on May 29, 2001 (the “FSTQ Agreement”) pursuant to which: (i) as long as FSTQ holds 5% or more of the issued and outstanding Shares, FSTQ has the right to designate two nominees to represent it on our Board of Directors (the “Board of Directors” or the “Board”); (ii) as long as FSTQ holds 1% or more and less than 5% of the issued and outstanding Shares, FSTQ has the right to designate one nominee to represent it on our Board of Directors; and (iii) the FSTQ Agreement will be in force as long as FSTQ holds 1% or more of the issued and outstanding Shares. As at March 26, 2007, to the knowledge of our directors and officers, FSTQ held 5,134,671 Shares representing approximately 9.04% of all issued and outstanding Shares. Consequently, FSTQ is entitled under the FSTQ Agreement to designate two nominees for election to the Board of Directors. However, given the size of the current and proposed Board of Directors, FSTQ has advised us that it will only exercise its right to designate one nominee to represent it on our Board of Directors.

PRESENTATION OF FINANCIAL STATEMENTS

The annual report including our audited consolidated financial statements for the financial year ended December 31, 2006 and the auditors’ report thereon will be presented at the Meeting.

ELECTION OF DIRECTORS

In accordance with our Corporate Governance Rules, including the Charter of the Corporate Governance and Nominating Committee, the Corporate Governance and Nominating Committee1, which reports to the Board of Directors, annually reviews the composition of our Board of Directors with respect to the skills, experience and expertise of its members and draws up, for purposes of review and approval by the Board of Directors, a list of nominees to be proposed as directors of our Company, subject to the requirements of the FSTQ Agreement.

In accordance with the recommendations of the Corporate Governance and Nominating Committee, which recommendations were approved by the Board of Directors, the eight persons listed in the table below will be proposed as nominees for election to the Board of Directors at the Meeting. Mr. Jacques L. Roy is FSTQ’s nominee for election to the Board of Directors.

The name of each person proposed by our Corporate Governance and Nominating Committee as a nominee for election to the position of director, the year in which each nominee first became a director of Labopharm, the principal occupation of each nominee and the number of Shares which each nominee directly or indirectly held as beneficial owner or over which he or she exercised control or direction as at March 26, 2007, are provided in the table below:

Name and Residence	Director Since	Principal Occupation	Number of Labopharm Shares Held Directly or Indirectly as Beneficial Owner
SANTO J. COSTA (C) North Carolina, United States	2006	Of Counsel, Williams Mullen Maupin Taylor (law firm)	—

JAMES R. HOWARD-TRIPP(C) Ontario, Canada	1999	President and Chief Executive Officer, Labopharm Inc.	149,800

RICHARD J. MACKAY(A)(C) Quebec, Canada	1995	President and Chief Executive Officer, Stiefel Canada Inc. (international pharmaceutical company)	135,971

ANTHONY C. PLAYLE Little Missenden, United Kingdom	2001	President, ACPharma Limited (consulting firm specializing in the pharmaceutical industry) and Managing Director of Labopharm Europe Limited	15,000

FRÉDÉRIC PORTE(B) Quebec, Canada	1998	President, Medipress Management Inc. (strategic and financial planning company in the health care sector)	55,000

JACQUES L. ROY(A)(B) Quebec, Canada	2001	Consultant	—	(1)

[1]

On February 15, 2007, the Board of Directors passed a Resolution dissolving the Human Resources and Corporate Governance Committee, and forming two new committees to take its place. Thus were formed the Compensation Committee and the Corporate Governance and Nominating Committee, the membership of which are set out in the chart above.

Name and Residence	Director Since	Principal Occupation	Number of Labopharm Shares Held Directly or Indirectly as Beneficial Owner
JAMES S. SCIBETTA(B) New Jersey, United States	2001	Chief Financial Officer, Bioenvision, Inc. (publicly traded biopharmaceutical company)	15,000

JULIA R. BROWN(A) California, United States	2006	Strategic Advisor to the Life Science Industry	—

(A)	Member of the Compensation Committee.

(B)	Member of the Audit Committee.

(C)	Member of the Corporate Governance and Nominating Committee.

(1)	Mr. Roy is FSTQ’s nominee pursuant to the FSTQ Agreement. As of March 26, 2007, FSTQ held 5,134,671 Shares.

Each director will hold office until the close of the next annual meeting of shareholders, unless he or she resigns or his or her position becomes vacant by death, removal or otherwise prior to the said meeting.

During the past five years, all of the nominees for election to the position of director mentioned above have held the principal occupations shown above, except for: (i) Mr. Jacques L. Roy, who was Investment Director, Life Sciences with FSTQ from May 2002 to April 2005 and Vice President, Finance and Corporate Development with Omega Laboratories Limited from July 2005 to February 2007; (ii) Ms Julia R. Brown, who was Executive Vice President with Amylin Pharmaceuticals, Inc. from June 2000 until July 2003; and (iii) Mr. James S. Scibetta, who was Executive Vice President and Chief Financial Officer with Merrimack Pharmaceuticals, Inc. from September 2001 to November 2006.

In connection with his functions at FSTQ, Mr. Jacques L. Roy was elected director of LBL Skysystems Corporation (“LBL”) on February 6, 2003. On September 27, 2005, LBL was declared bankrupt pursuant to the Bankruptcy and Insolvency Act (Canada). Mr. Santo J. Costa was the non-executive chairman of the board of Argomed, Inc., a privately held company, until he resigned from such position on August 2, 2002. On the day Mr. Costa resigned from his position, Argomed, Inc. filed for bankruptcy under the laws of the United States. Mr. Frédéric Porte was elected director of Avance Pharma Inc. in October 2004 and resigned from such position in January 2005. In June 2005, Avance Pharma Inc. instituted proceedings under the Companies’ Creditors Arrangement Act (Canada).

Unless instructions are given to abstain from voting with respect to the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees named in the table on the preceding page. Our Management has no reason to believe that any of such persons will be unable to serve as a director, but if that should occur for any reason prior to the election, the persons named in the enclosed form of proxy reserve the right to vote for another nominee of their choice.

REMUNERATION OF DIRECTORS

Since May 4, 2006, each non-executive director received $1,000 per Board meeting or committee meeting, with the exception of the Chairman of the Board of Directors and the committee chairperson, each of whom received $1,500. These amounts were respectively reduced to $500 and $750 for attendance by way of conference call. Each such director entitled to be remunerated as described above also received an annual fee of $25,000 for his or her tenure as director, an additional $7,500 for those who are also members of the Human Resources and Corporate Governance Committee (now the Compensation Committee and the Corporate Governance and Nominating Committee) and $10,000 for those who are also members of the Audit Committee, all of which were payable in quarterly instalments. The Chairman of the Board received an annual fee of $60,000, payable in quarterly instalments. The previously mentioned amounts are denominated in United States dollars for non-resident directors. Unless otherwise determined by the Board of Directors, each such director also received options to purchase Shares pursuant to our stock option plan. Since May 4, 2006, the formula for option grants is 15,000 options per non-executive director per year and an additional 5,000 options per year for each member of a committee of the Board of Directors. New incoming members to the Board of Directors receive 20,000 options upon joining the Board of Directors, with the exception of the Chairman of the Board of Directors who received 50,000 options upon joining the Board of Directors in March 2006. The Chairman of the Board will further receive an annual grant of 25,000 options commencing in year 2007. Finally, each director is entitled to be reimbursed for the travelling costs incurred by him or her in order to attend the meetings. During the financial year ended December 31, 2006, Board of Directors fees totalled $283,969.26 for our directors then in office (excluding reimbursement of expenses) and we granted a total of 160,000 options under our stock option plan to such directors during the same period.

REMUNERATION OF EXECUTIVE OFFICERS

The following table sets forth detailed information regarding the compensation earned by (i) our President and Chief Executive Officer and our Chief Financial Officers (current and previous) and (ii) our four other most highly compensated executive officers who were serving as such as at December 31, 2006 and whose total salary and bonus exceeded $150,000 during the most recently completed financial year (collectively referred to as the “Named Executive Officers”), in consideration of services rendered during the financial years ended December 31, 2006, December 31, 2005 and December 31, 2004. The information includes the basic salary, the bonuses granted, the number of stock options granted as well as all other compensation paid that is not mentioned elsewhere.

SUMMARY COMPENSATION TABLE

		Annual Compensation				Long-term Compensation
						Awards			Payouts
Name and Principal Occupation	Financial Year	Salary ($)		Bonus ($)	Other Annual Compensation ($)(1)	Securities under Options/ SARs Granted (#)		Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
James R. Howard-Tripp	Dec. 31, 2006	467,500		300,000	—	—	(12)	—	—	—
President and Chief	Dec. 31, 2005	425,000		340,000	—	155,000		—	—	—
Executive Officer	Dec. 31, 2004	425,000		—	—	—		—	—	—
Warren Whitehead(7)	Dec. 31, 2006	186,185		44,000	—	40,000		—	—	370,307	(11)
Chief Financial Officer	Dec. 31, 2005	207,848		31,177	—	20,000		—	—	—
(until October 2006)	Dec. 31, 2004	197,950		19,795	—	—		—	—	—
Mark A. D’Souza(8)	Dec. 31, 2006	56,731	(9)	15,733	—	110,000		—	—	100,000	(13)
Chief Financial Officer	—	—		—	—	—		—	—	—
(since October 2006)	—	—		—	—	—		—	—	—
Sylvie Bouchard	Dec. 31, 2006	293,690		93,981	—	—	(12)	—	—	—
Vice President, Clinical	Dec. 31, 2005	265,522		100,000	—	80,000		—	—	—
Development and	Dec. 31, 2004	226,573		45,315	—	—		—	—	—
Regulatory Affairs
Damon Smith	Dec. 31, 2006	240,235		76,875	—	—	(12)	—	—	—
Vice President,	Dec. 31, 2005	226,633		67,990	—	70,000		—	—	—
Research & Development	Dec. 31, 2004	211,807		42,361	—	—		—	—	—
Lynda Covello	Dec. 31, 2006	250,000		72,000	—	—	(12)	—	—	—
General Counsel and	Dec. 31, 2005	38,462	(10)	—	—	50,000		—	—	—
Corporate Secretary	—	—		—	—	—		—	—	—
Anthony C. Playle	Dec. 31, 2006	116,935		92,394	—	—	(12)	—	—	322,163	(2)
Managing Director	Dec. 31, 2005	116,912		100,000	—	75,000	(3)	—	—	329,667	(4)
Labopharm Europe	Dec. 31, 2004	113,832		23,145	—	40,000	(5)	—	—	350,333	(6)
Limited

(1)	Perquisites that do not exceed the lesser of $50,000 and 10% of the total of annual base salary and bonus are not included in this column.

(2)	We paid an amount of $322,163 as consulting fees to ACPharma Ltd., a consulting firm controlled by Mr. Playle.

(3)	These options were granted to Mr. Playle in his capacity as Managing Director of Labopharm Europe Limited.

(4)	We paid an amount of $324,768 as consulting fees to ACPharma Ltd., a consulting firm controlled by Mr. Playle and an amount of $4,899 was paid by us as director’s fees.

(5)	20,000 options were granted to Mr. Playle in his capacity as Managing Director of Labopharm Europe Limited; 15,000 options were granted to Mr. Playle in his capacity as a director of Labopharm; and 5,000 options were granted to Mr. Playle in his capacity as member of the Board of Directors of Labopharm Europe Limited.

(6)	We paid an amount of $318,840 as consulting fees to ACPharma Ltd., a consulting firm controlled by Mr. Playle, and an amount of $31,493 was paid to Mr. Playle by us as director’s fees.

(7)	Warren Whitehead left in October 2006. He was employed for 42 weeks of the financial year ended December 31, 2006.

(8)	Mark A. D’Souza assumed his duties as Chief Financial Officer in October 2006. He was employed for 10 weeks of the financial year ended December 31, 2006.

(9)	Based on a yearly salary of $295,000.

(10)	Based on a yearly salary of $250,000.

(11)	A severance amount of $330,480 was paid to Warren Whitehead when he left in October 2006 as well as an amount of $39,827 for accrued vacations pay.

(12)	In 2006, the Board of Directors chose to postpone annual option grants to executive officers until after the approval of the audited financial statements. On February 15, 2007, the Board of Directors granted the following options to certain Named Executive Officers: Mr. James R. Howard-Tripp: 250,000 options; Dr. Sylvie Bouchard: 70,000 options; Dr. Damon Smith: 70,000 options; Ms. Lynda Covello: 135,000 options; Mr. Anthony C. Playle: 70,000 options.

(13)	This amount represents Mr. D’Souza’s signing bonus.

Stock Options Granted and Exercised During the Most Recently Completed Financial Year

The aggregate number of Shares underlying the options granted during the financial year ended December 31, 2006 to all of our employees and directors was 570,400 at prices ranging from $6.75 to $9.72 per Share. The number of options granted to certain Named Executive Officers in 2007, are indicated in note (12) to the Summary Compensation Table found at page 6 of this Circular. The following table indicates the individual grants of stock options to our Named Executive Officers during the financial year ended December 31, 2006.

Options Granted During the Most Recently Completed Financial Year

Name	Shares under Options (#)	Percentage of Total Options Granted During the Financial Year	Exercise Price (per Share)	Market Value of Shares Underlying the Options on the Date of Grant (per Share)(1)	Expiration Date
Warren Whitehead	40,000	7.01%	$7.29	$7.29	April 27, 2008
Mark A. D’Souza	110,000	19.28%	$8.38	$8.38	September 11, 2011

(1)	Based on the closing price of the Shares on the Toronto Stock Exchange (the “TSX”) on the date of the grant.

The following table sets forth the stock options exercised by our Named Executive Officers during the financial year ended December 31, 2006. The closing price of the Shares on December 31, 2006 on the TSX was $6.82.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options as at December 31, 2006		Value of Unexercised in-the-Money Options as at December 31, 2006(1)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
James R. Howard-Tripp	50,000	317,000	603,300	51,700	746,676	87,024
Warren Whitehead	—	—	195,000	—	195,200	—
Mark A. D’Souza	—	—	36,700	73,300	—	—
Sylvie Bouchard	—	—	278,400	26,600	512,131	52,269
Damon Smith	56,700	233,853	124,900	23,400	296,612	45,981
Lynda Covello	—	—	16,700	33,300	48,096	95,904
Anthony C. Playle	15,000	77,700	210,000	25,000	659,683	46,317

(1)	Value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of our Shares on the TSX on December 31, 2006 ($6.82) and multiplying the result by the number of Shares underlying an option. There is no guarantee that this value will ever be realized.

Employment Contracts

Pursuant to their respective employment agreements, in the event of a change of control of the Company, Mr. James R. Howard-Tripp is entitled to receive a cash payment in an amount equal to 24 months of his annual base salary and to his bonus, while Dr. Sylvie Bouchard, Dr. Damon Smith, Ms. Lynda Covello, Mr. Anthony C. Playle and Mr. Mark A. D’Souza are each entitled to receive a cash payment in an amount equal to 18 months of their annual base salary and to their bonus. All of our Named Executive Officers mentioned above would also be entitled to their insurance and health care benefits and all unexercised stock options would fully vest in the event of a change of control. These agreements also contain non-solicitation and confidentiality provisions. In addition, these agreements provide, in the event of termination of employment (except where such termination is due to gross negligence of duty), for severance payments of 18 months’ salary (24 months for Mr. Howard-Tripp and three months for Mr. Anthony C. Playle), plus benefits.

REPORT ON EXECUTIVE COMPENSATION

Compensation Philosophy

Our executive compensation program is based on the belief that the interests of our executives and shareholders should be closely aligned with one another. Under this philosophy:

•

A significant portion of each executive’s total compensation is linked directly to the attainment of personal objectives that are intended to create value for shareholders in both the short- and long-term.

•

Executives are incented to improve our overall performance and profitability and will only be rewarded when the specific goals established by the Compensation Committee (for the Chief Executive Officer and, based on the recommendations of the Chief Executive Officer, for the other Named Executive Officers) have been achieved.

•

Each year an executive’s individual performance and contribution will be rewarded through differentiated salary adjustments and bonus paid, if any. We believe that this enables us to attract, retain, and motivate the leadership talent we need to maintain and grow our business successfully.

Determining Executive Compensation

Aside from benefits, the three main components to an executive’s total compensation package are (i) salary, (ii) bonus awards and (iii) option grants.

In determining the proper amount for each compensation component, the Compensation Committee reviews the compensation paid for similar positions at other publicly traded Canadian corporations with which we compete for executive talent. In addition to the foregoing, surveys of remuneration across both the Canadian and U.S. biopharmaceutical industries, as well as general industry and geographical trends, are taken into account and a comparator group of companies (the “Comparator Group”) is then identified. Each year the Compensation Committee reviews the compensation paid to the top executives, including the president and chief executive officer, at the companies comprising the Comparator Group, as well as their corporate performance and other factors in determining the appropriate performance measures and compensation levels for our executives.

(i)	Base Salary

Under our compensation program, the Compensation Committee establishes a range of base salaries for the President and Chief Executive Officer, after having reviewed and analyzed the salaries paid to presidents and chief executive officers occupying similar positions and performing similar functions at the companies within the Comparator Group. For our Named Executive Officers other than the President and Chief Executive Officer, the President and Chief Executive Officer recommends the range of base salaries for each individual executive to the Board of Directors, which then determines the specific salary within that range for each individual executive based upon (i) the attainment of a given Named Executive Officer’s personal objectives and (ii) his or her contribution to our global corporate performance, each in the most recently completed financial year.

For our President and Chief Executive Officer, the Compensation Committee also recommends to the Board of Directors the range for his base salary based upon the salaries paid to the presidents and chief executive officers of the companies within the Comparator Group and, upon its recommendation, the Board of Directors fixes his specific salary from within that range based upon (i) the attainment of his personal objectives and (ii) our global corporate performance. For the financial year ended December 31, 2006, the President and Chief Executive Officer’s annual base salary was $467,500.

(ii)	Bonus Awards

All Named Executive Officers are eligible to receive annual bonus awards. Payment, if any, is based on our overall performance as compared to the objectives established in advance by the Compensation Committee, as well as individual performance. The Compensation Committee may choose to make adjustments to awards to reflect the impact of unplanned events.

The process whereby the President and Chief Executive Officer recommends the amount of a given Named Executive Officer’s bonus award, if any, is based on the same underlying philosophy as that for determining salaries. The President and Chief Executive Officer reviews and analyzes the bonuses paid to executives occupying similar positions and performing similar functions at the companies within the Comparator Group. In accordance with a recommendation of the President and Chief Executive Officer, the Board of Directors has decided that, based upon its review of bonuses paid to executives of companies forming the Comparator Group, our vice presidents should be eligible to receive an annual bonus of up to 40% of their annual base salary. Every year, the President and Chief Executive Officer assesses the performance of each individual executive, makes his recommendations to the Compensation Committee; the Committee then reviews and analyzes the recommendations of the President and Chief Executive Officer and presents them to the Board of Directors, which in turn votes on such recommendations. Specific amounts of any bonus award to be paid to each individual executive are based upon (i) the attainment of a given Named Executive Officer’s personal objectives and (ii) his or her contribution to our global corporate performance, each in the most recently completed financial year.

The Board of Directors, upon the recommendation of the Compensation Committee, has also decided that, based upon a review of bonuses paid to the presidents and chief executive officers of the companies forming the Comparator Group, our President and Chief Executive Officer should be eligible to receive an annual bonus of up to 80% of his annual base salary. In addition, the Compensation Committee recommends to the Board of Directors the specific amount of the bonus award, if any, to be paid to the President and Chief Executive Officer based upon (i) the attainment of his personal objectives and (ii) our global corporate performance, each in the most recently completed financial year. For the financial year ended December 31, 2006, a bonus in the amount of $300,000 was awarded to our President and Chief Executive Officer.

(iii)	Option Grants

All Named Executive Officers are also eligible to be considered for stock option grants. We believe that stock options provide value in three ways: (1) by closely aligning management interests with those of shareholders vis-à-vis share price performance, (2) by acting as a means to attract high potential executives in competition to larger, more established companies, and (3) by having long-term retention value. When, upon the recommendation of the Compensation Committee, the Board of Directors grants options, it follows competitive long-term incentive compensation practices such that the size and value of these grants is intended to place our Named Executive Officers, including our President and Chief Executive Officer, in a competitive position as compared to the estimated value of the options granted to executives occupying similar positions and performing similar functions at companies within the Comparator Group.

When the Compensation Committee recommends to the Board of Directors the size of new grants to each Named Executive Officer, it considers the number of options each executive has previously been granted. Options granted by the Board of Directors upon the recommendation of the Compensation Committee to our Named Executive Officers normally vest as follows: (i) one-third on the date of the grant, (ii) an additional one-third on the first anniversary of the date of the grant, and (iii) the remainder on the second anniversary of the date of the grant:

A total of 150,000 options were granted to our Named Executive Officers during our most recently completed financial year under our stock option plan. The number of options granted to certain Named Executive Officers in 2007, are indicated in note (12) to the Summary Compensation Table found at page 6 of this Circular.

The following individuals currently serve on the Compensation Committee:

Julia R. Brown (Chair)

Richard J. MacKay and

Jacques L. Roy

PERFORMANCE GRAPH

The performance graph presented below illustrates the cumulative total return of a $100 investment in Canadian dollars in Labopharm Shares, compared with the cumulative total return of the S&P/TSX Health Care Index and the S&P/TSX Composite Index.

The year-end values of each investment are based on share appreciation plus dividends, if any, reinvested on the date they were paid. The calculations exclude brokerage fees and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown below the graph.

Labopharm Inc. – Share Price Evolution

December 31, 2001 to December 31, 2006

(December 31, 2001 = 100)

	31/12/01	31/12/02	31/12/03	31/12/04	31/12/05	31/12/06
Labopharm Inc.	100	33	83	37	63	62

S&P/TSX Health Care Index	100	57	58	48	47	47

S&P/TSX Composite Index	100	88	111	127	158	185

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our statement of corporate governance practices is set forth in Schedule A to this Circular.

AUDIT COMMITTEE DISCLOSURE

Multilateral Instrument 52-110 — Audit Committees, which was amended as of June 30, 2005, requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members, of their audit committees, as well as all fees paid to external auditors. However, since an issuer’s information (or management proxy) circular is more widely disseminated than is its annual information form, we have decided to present such information with respect to our Audit Committee (other than such committee’s charter) in the Circular and to incorporate this information by reference into our Annual Information Form. The Charter of our Audit Committee forms part of our Corporate Governance Rules and is attached as Schedule B to this Circular. Our Corporate Governance Rules are accessible on our website at www.labopharm.com.

Composition of the Audit Committee

Frédéric Porte, Jacques L. Roy and James S. Scibetta are the current members of our Audit Committee, each of whom is independent and financially literate within the meaning of MI 52-110. Mr. Scibetta is currently Chair of the Audit Committee.

Education and Relevant Experience

The education and related experience of each of the members of our Audit Committee is described below.

Frédéric Porte – Mr. Porte holds a Diplôme d’études approfondies (D.E.A.) in social and economic information from L’Université Paris-Sorbonne in France, as well as a graduate degree in Business Administration and Finance from L’École Supérieure de Commerce in Lyon, France. Mr. Porte is the founder and President of Medipress Management Inc., a company offering strategic and financial planning in the health care sector. Mr. Porte also serves as the President of Angelus Investment Corporation, a venture capital organization, since 2003. In 1981, he founded L’Actualité Médicale Inc., a publishing company the assets of which were sold in 1985. In 1987, he founded and was President of Clinidata Inc., a medical and pharmaceutical software company, which was purchased by Hoechst Marion Roussel (now sanofi-aventis S.A.) in 1994.

Jacques L. Roy – Mr. Roy holds a Bachelor of Commerce degree (B.Comm.) from McGill University. He has over 25 years of experience working in the fields of finance, venture capital and mergers and acquisitions. Throughout the course of his career, Mr. Roy has served on the board of directors of more than 15 companies (including various life sciences companies) as well as on the audit committee of a number of such companies.

James S. Scibetta – Mr. Scibetta holds a Master’s of Business Administration degree (M.B.A.) from the University of Michigan. He is Chief Financial Officer of Bioenvision, Inc. (Nasdaq: BIVN), a product-oriented biopharmaceutical company focused on the development, distribution and marketing of compounds for the treatment of cancer, autoimmune diseases and infections. Mr. Scibetta was previously EVP and Chief Financial Officer of Merrimack Pharmaceuticals, Inc., and he served on Merrimack’s Board of Directors from 1998 to 2004. Prior to joining Merrimack in a management position, Mr. Scibetta served as a senior investment banker for over a decade providing capital raising, M&A and strategic advisory services to healthcare companies.

Pre-Approval Policies and Procedures

Form 52-110F1 requires an issuer to disclose whether its audit committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. In 2004, we adopted an Audit Committee Pre-Approval Policy for Audit and Non-Audit Services, which is available on our website at www.labopharm.com.

Appointment and Remuneration of External Auditors

At the Meeting, our shareholders will be called upon to appoint auditors to hold office until the next annual meeting of shareholders and to authorize the directors to establish the remuneration of the auditors so appointed.

Unless instructions are given to abstain from voting with regard to the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP as auditors of the Company, compensation for their services to be determined by the Board of Directors.

Ernst & Young LLP have been acting as our auditors since July 2002, prior to which Arthur Andersen LLP acted as our auditors since 2001. From 1998 until 2001, Mallette Maheu acted as our auditors. In addition to performing the audit of our consolidated financial statements, Ernst & Young LLP provided other services to us and they billed us the following fees in respect of each of our two most recently completed financial years:

Fees	Financial Year Ended December 31, 2006	Financial Year Ended December 31, 2005
Audit Fees(1)	543,035	$164,004
Audit-Related Fees(2)	24,948	—
Tax Fees(3)	221,658	$120,940
All other Fees(4)	32,077	$6,415
Total:	821,718	$291,359

(1)	Refers to the aggregate fees billed by our external auditor for audit services. The audit fees include fees related to the listing of our shares on the NASDAQ Global Market (the “NASDAQ”) of $323,350 for the year ended December 31, 2006 compared to nil in 2005.

(2)	Refers to the aggregate fees billed for assurance and related services by our external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under (1) above, including professional services rendered by our external auditor for accounting consultations on proposed transactions and consultations related to accounting.

(3)	Refers to the aggregate fees billed for professional services rendered by our external auditor for tax compliance, tax advice and tax planning.

(4)	Refers to the aggregate fees billed for products and services provided by our external auditor, other than the services reported under (1), (2) and (3) above.

DESCRIPTION OF THE STOCK OPTION PLAN

Since our last annual meeting of shareholders, a total of 176,100 Shares have been issued upon the exercise of options, representing approximately 0.31% of our issued and outstanding Shares. As of March 26, 2007, there were options outstanding in respect of 3,834,925 Shares under our stock option plan, as amended (the “Stock Option Plan”), representing approximately 6.75% of our issued and outstanding Shares. The following is a description of the purpose, terms and conditions of our Stock Option Plan.

The purpose of the Stock Option Plan is to enable us to attract and retain highly experienced and skilled directors, officers, employees, members of the Scientific Advisory Committee and service providers of Labopharm and its subsidiaries (collectively the

“Participants”) and to provide incentives to such Participants to promote the creation of shareholder value by aligning such Participants’ interests with the market value of our Shares.

The Stock Option Plan authorizes the Board of Directors to grant options to purchase Shares to employees, directors, officers, members of the Scientific Advisory Committee or service providers of Labopharm or its subsidiaries from time to time.

The maximum number of Shares that can be issued under the Stock Option Plan may not exceed 9.9% of the total number of Shares issued and outstanding at any given time. In the event that options are exercised, vested or cancelled, the Board of Directors may grant an equivalent number of new options under the Stock Option Plan. On April 20, 2005, we undertook in favour of FSTQ (the “FSTQ Undertaking”) not to grant options that have been previously exercised in accordance with the Stock Option Plan, even though this would be possible under the terms of the Stock Option Plan. The FSTQ Undertaking shall expire upon the Stock Option Plan being further amended by Labopharm and such amendments being approved by the shareholders at a duly called meeting.

No Participant may hold options to purchase more than 5% of the number of Shares issued and outstanding at any time. The number of securities issuable (or reserved for issuance) to insiders under all of our security-based compensation arrangements may not, at any time, exceed 10% of our issued and outstanding securities. Furthermore, the number of securities issued to insiders under all of our security-based compensation arrangements, within any one-year period, may not exceed 10% of all of our issued and outstanding securities.

The exercise price of options granted under the Stock Option Plan is established by the Board of Directors but may not be lower than the closing market price of the Shares on the TSX on the date of the grant. If no transaction has been reported on such stock exchange on the option grant date, the closing price will be deemed to be the closing price of the Shares on the TSX on the last date on which transactions were reported immediately prior to the option grant date. The Board of Directors determines as part of each option grant the applicable vesting period provided that options may have an expiry date of up to ten years from the date of the grant. Notwithstanding the foregoing, unless the Board of Directors decides otherwise, an option is not exercisable from and after each of the following dates:

(i)	in the case of a Participant that is an officer or an employee of Labopharm or one of our subsidiaries:

•	the date on which such Participant resigns or voluntarily leaves his employment;

•	the date on which such Participant’s employment is terminated for cause;

•	six months following the termination of such Participant’s employment by reason of death;

•	90 days following the termination of such Participant’s employment by reason other than those mentioned above, for example, disability, illness, retirement or early retirement;

(ii)	in the case of a Participant that is a director or a member of the Scientific Advisory Committee of Labopharm or one of our subsidiaries but is not employed by Labopharm or one of Labopharm subsidiaries:

•	the date on which such Participant ceases to be a director or a member of the Scientific Advisory Committee for any reason other than death;

•	six months following the date on which such Participant ceases to be a director or a member of the Scientific Advisory Committee by reason of death.

No option or interest therein is assignable by a Participant other than by testamentary disposition or by operation of the law of succession. No financial assistance is provided by us to facilitate the purchase of Shares upon the exercise of options under the Stock Option Plan.

The Stock Option Plan contains provisions permitting accelerated vesting in the event that an offer to purchase is made to all holders of Shares (i.e. a takeover bid). In such case, all options become exercisable immediately but only to the extent necessary to enable the Participant to tender his or her Shares in response to the offer.

The Stock Option Plan is administered by the Corporate Governance and Nominating Committee. The Board of Directors, on the advice of the Corporate Governance and Nominating Committee, and subject to any necessary regulatory approval, may amend, suspend or terminate the Stock Option Plan in whole or in part at any time but will not be entitled to implement any material amendment to the Stock Option Plan, such as an increase in the aggregate maximum number of Shares issuable under the Stock Option Plan or a reduction of the exercise price of an option, without having obtained the approval of the holders of a majority of the votes cast by shareholders who vote in person or by proxy at a meeting of our shareholders.

Every three years, all unallocated options under the Stock Option Plan will have to be approved by (i) our Board of Directors, (ii) a majority of our unrelated directors, and (iii) our shareholders.

There is no longer a Scientific Advisory Committee of the Company. However options have been issued to members of such committee in the past.

SECURITY-BASED COMPENSATION ARRANGEMENTS

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as at December 31, 2006, the information with respect to all of our compensation plans pursuant to which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for further issuance under Labopharm’s equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,556,425	$6.03	1,068,623	(1)
Total:	3,556,425	$6.03	1,068,623	(1)

(1)	This number takes into account the FSTQ Undertaking.

RESOLUTION 2007-1 – AMENDMENTS TO STOCK OPTION PLAN

Reference is made to page 13 of this Circular for a description of our Stock Option Plan.

Detailed Amendment Provisions

The Stock Option Plan provides that the Board of Directors may, at any time, with the prior approval of the TSX, amend the Stock Option Plan in whole or in part, except in the case of material amendments (including an increase in the maximum number of shares issuable under the Stock Option Plan or a reduction in the subscription price of an option) which require the approval of a majority of votes cast at a meeting of shareholders of the Company.

The TSX has issued a staff notice indicating that general amendment provisions in stock option plans of TSX issuers, such as the amendment provisions in the Stock Option Plan, are not sufficient and if such general amendment provisions are not revised to provide specific details regarding when shareholder approval will be required for an amendment, shareholder approval may be required for any amendment to the issuer’s option plan. Accordingly, the Board of Directors believes that it is in the best interests of the Company to make, and has approved, an amendment to the Stock Option Plan to provide for an amendment provision which provides that shareholder approval will be required for the following amendments to the Stock Option Plan or any options granted thereunder:

(i)	an increase of the total number of Shares that may be issued under the Stock Option Plan;

(ii)	a reduction in the exercise price with respect to an option granted under the Stock Option Plan or a cancellation of such an option for the purposes of reissuing new options in replacement thereof;

(iii)	an extension to the term of an option granted under the Stock Option Plan beyond its original expiry date;

(iv)	an amendment to the class of persons eligible for grants of options under the Stock Option Plan; and

(v)	an amendment to allow options granted under the Stock Option Plan to become transferable or assignable other than for estate settlement purposes.

For example, if this proposed amendment is approved by shareholders, the Company’s Board of Directors could make modifications of the following nature to the Stock Option Plan and options: (i) formal minor or technical modifications to any of the provisions of the Stock Option Plan; (ii) corrections of any ambiguity, defective provision, error or omission in the provisions of the Stock Option Plan; (iii) changes to the termination provisions of options which do not entail an extension beyond the original expiry date of the options; or (iv) a change in the vesting provisions.

Approval of Amendments to Stock Option Plan

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to adopt Resolution 2007-1 to specify the circumstances when shareholder approval will be required for further amendments to the Stock Option Plan or any options granted thereunder. Schedule C of this Circular contains the full text of Resolution 2007-1.

Unless instructed to vote against Resolution 2007-1, the persons named in the enclosed form of proxy intend to vote FOR the adoption of Resolution 2007-1.

RESOLUTION 2007-2 – AMENDMENTS TO GENERAL BY-LAWS

The general by-laws of the Company used to provide that only the directors of the Company could remove and, in such event, proceed with the replacement of such officer. Not finding such provision of the general by-laws practical in the context of the size and nature of the Company and its business, the Board of Directors of the Company resolved on March 12, 2007 to amend the general by-laws of the Company by adopting By-law 2006-1. At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to approve and ratify Bylaw 2006 by adopting Resolution 2007-2. Schedule D of this Circular contains the full text of Resolution 2007-2, including the full text of By-law 2006-1.

Unless instructed to vote against Resolution 2007-2, the persons named in the enclosed form of proxy will note FOR the adoption of Resolution 2007-2.

TRANSACTIONS WITH INTERESTED PARTIES

Except as described below, we are not aware that any of our directors, officers, nominees for election as directors, other informed persons or any persons associated with or otherwise related to any of the foregoing has had an interest in any material transaction carried out since the beginning of our most recently completed financial year or in any proposed transaction which has materially affected or is likely to materially affect us or any of our subsidiaries.

We have entered into a consulting services agreement with ACPharma Ltd., a company controlled by Anthony C. Playle, who is a director of Labopharm and Managing Director and member of the Board of Directors of our wholly-owned subsidiary, Labopharm Europe Limited. The fees paid by us to ACPharma Ltd. during each of the three most recently completed financial years are indicated in notes (2), (4) and (6) to the Summary Compensation Table found at page 6 of this Circular.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of our directors, executive officers or senior officers or persons who held such positions during the most recently completed financial year or any nominees proposed as a director nor any person associated with any of the foregoing is indebted to us or any of our subsidiaries or was indebted to us or any of our subsidiaries either at any time during the most recently completed financial year or as at March 26, 2007.

LIABILITY INSURANCE

We take out liability insurance for the benefit of our directors and officers to cover them against certain liabilities contracted by them in such capacity. For the most recently completed financial year, this insurance provided for a coverage limit of US$30,000,000 per event and policy year. During the same period, the premium paid by us for this insurance coverage was US$653,183. When we are authorized or required to indemnify an insured, a deductible of US$250,000 per non-US securities claim applies, a deductible of US$500,000 per US securities claim applies and a deductible of US$100,000 for all other claims also applies.

OTHER BUSINESS

Management of Labopharm knows of no other matters to be put before the Meeting. If, however, any other matters properly come before the Meeting, the persons designated in the accompanying form of proxy shall vote on such matters in accordance with their best judgment pursuant to the discretionary authority conferred thereon by the proxy with respect to such matters.

ADDITIONAL INFORMATION

Additional Information relating to us may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information related to us is provided in our comparative financial statements and management’s discussion and analysis thereon for the financial year ended December 31, 2006. We provide the following documents to any person who requests same from our Corporate Secretary at 480 Armand Frappier Boulevard, Laval, Quebec, H7V 4B4:

(i)	a copy of the financial statements and management’s discussion and analysis thereon; and

(ii)	a copy of this Circular.

In addition, it will be possible to obtain our Annual Information Form after the date it is filed with the securities commissions or similar securities regulatory authorities in Canada as well as any document incorporated by reference therein. We may require the payment of reasonable expenses if documents are requested by a person who is not a holder of Labopharm’s securities, unless we make a distribution of our securities in accordance with a short form prospectus, in which case such documents will be provided at no charge.

APPROVAL OF THE INFORMATION CIRCULAR

The directors of Labopharm have approved the contents and the sending of this Circular.

By order of the Board of Directors Laval, Quebec, March 26, 2007

Lynda Covello General Counsel and Corporate Secretary

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Recent Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators (the “CSA”) adopted Multilateral Instrument 52-110 — Audit Committees, which was amended as of June 30, 2005 (“MI 52-110”). MI 52-110 sets forth certain requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters.

Effective June 30, 2005, the CSA also adopted Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices (“MI 58-101”) and National Policy 58-201 — Effective Corporate Governance (“NP 58-201” and, together with MI 52-110, the “CSA Corporate Governance Standards”). NP 58-201 provides guidance to Canadian issuers with respect to corporate governance practices, while MI 58-101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly MI 58-101 and NP 58-201, have replaced the former guidelines of the TSX that had, prior to the coming into force of the CSA Corporate Governance Standards, served as the primary source of codified recommendations in respect of corporate governance practices in Canada.

Labopharm’s Corporate Governance Practices

In accordance with MI 58-101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Standards.

In 2007, we reviewed and updated our corporate governance practices. In such process, we abolished our Human Resources and Corporate Governance Committee and created two new committees: the Compensation Committee and the Corporate Governance and Nominating Committee. We adopted and implemented charters of each of these committees. Such charters complemented the following charters and policies, which are still in force and effect: charters of our Board of Directors and Audit Committee, a Disclosure and Confidentiality Policy, a Trading Policy, an Audit Committee Pre-Approval Policy for Audit and Non-Audit Services, a Code of Ethics and Business Conduct, a Policy Governing Director Nominations, Shareholder-Board Communications and Director Attendance Meetings and a Whistle-Blowing Policy. We refer to our Board and Committee Charters as our “Corporate Governance Rules”.

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet or surpass the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Standards.

We encourage our shareholders to consult our Corporate Governance Rules and Code of Ethics and Business Conduct available on our website at www.labopharm.com and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

Our 2006 Annual Information Form, which is available and which may be obtained upon request from our Corporate Secretary, at www.sedar.com or at www.sec.gov (filed as Exhibit 99.1 to our annual report on Form 40-F), also contains certain information with respect to our corporate governance practices.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the following table, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website at www.labopharm.com.

CSA Guidelines	Labopharm’s Corporate Governance Practices

1. Board of Directors

(a) Disclose the identity of directors who are independent.	Of the current eight (8) members of our Board of Directors, six (6) are “independent” within the meaning of NP 58-201, namely Messrs. Santo J. Costa, Richard J. MacKay, Frédéric Porte, Jacques L. Roy, James S. Scibetta and Julia R. Brown.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	The following directors do not qualify as “independent” within the meaning of NP 58-201, as they are officers of Labopharm or one of its subsidiaries, namely Messrs. James R. Howard-Tripp, President and Chief Executive Officer of Labopharm and Chairman of the Board of our wholly-owned subsidiary, Labopharm Europe Limited, and Anthony C. Playle, Managing Director and member of the board of directors of Labopharm Europe Limited.

(c)     Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

See above. Six of our eight current directors are independent. The proposed nominees for election to our Board of Directors are all the same individuals as our current directors.

(d)     If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Mr. Santo J. Costa is a director of CV Therapeutics, Inc., NPS Pharmaceuticals, Inc., and OSI Pharmaceuticals Inc., three Nasdaq-listed companies, and NeuroMedix Inc., a TSX-listed company. Mr. Jacques L. Roy is a director of LBL Skysystems Corporation. Mr. Anthony Playle is a director of Phoqus Group plc, a public company listed on London Stock Exchange’s Alternative Investment Market. Mr. Frédéric Porte is a director of Stukely Capital Inc., a capital pool company as well as a director of Ambrilia Biopharma Inc., a public company listed on the TSX. Ms. Julia R. Brown is a director of Tanox Inc., a public company listed on Nasdaq. Mr. James R. Howard-Tripp is a director of GeneNews Limited, a public company listed on the TSX.

(e)     Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Since 2004, a session has been held outside the presence of management and all non-independent directors, except Anthony C. Playle, at every regular Board meeting. During the Financial year ended December 31, 2006, 15 such sessions were held.

(f)      Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

From August 2005 to May 2006, Mr. Richard J. Mackay was Interim Chairman of the Board of Directors. In May 2006, Mr. Santo J. Costa was appointed Chairman of the Board of Directors. They are both not members of management and both qualify as “independent” directors. The Chairman of the Board of Directors leads the Board of Directors in accordance with the mandate of the Board.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The table below indicates the directors’ record of attendance at meetings of the Board of Directors and its committees during the financial year ended December 31, 2006:

Director	Board meetings attended	Committee meetings attended	Total Board and Committee meetings attended
James R. Howard-Tripp	15 of 15	N/A	100%
Richard J. MacKay	15 of 15	2 of 2	100%
Anthony C. Playle	14 of 15	N/A	93%
Frédéric Porte	15 of 15	4 of 4	100%
Jacques L. Roy	15 of 15	8 of 8	100%
Robert Raich	15 of 15	4 of 4	100%
James S. Scibetta	15 of 15	6 of 6	100%
Julia R. Brown	1 of 1	1 of 1	100%
Santo J. Costa	13 of 13	N/A	100%

Attendance Rate:	99%	100%	99%

2. Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board of Directors, a copy of which is included in our Corporate Governance Rules available on our website at www.labopharm.com, is to oversee the conduct of our business and supervise our senior management which is responsible for the conduct of the business. The Board of Directors determines matters of corporate policy, assesses management’s execution of these policies and reviews the results obtained.

3. Position Descriptions

(a)     Disclose whether or not the board has developed written position descriptions for the chair of the board and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has not developed written position descriptions for the Chair of the Board, and the Chair of each of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee.

The Chair of the Board provides leadership to the directors. He leads, manages and organizes the Board in consistency with practices approved by the Board and ensures that the responsibilities of the Board and its committees are well understood by the directors. He communicates with the President and Chief Executive Officer on a regular basis particularly with respect to the matters of strategic significance. He is responsible for scheduling, setting the agenda for the meetings of the Board with the input from the President and Chief Executive Officer, and presiding over the meetings.

The Chair of each of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee ensures that the mandate of its respective committee is fulfilled.

(b)     Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The corporate objectives of the President and Chief Executive Officer are set according to the strategic plan and the budget approved each year by the Board of Directors. Performance of the President and Chief Executive Officer is assessed against the achievement of the strategic plan and the budget. The Board of Directors is responsible for evaluating the performance of the Chief Executive Officer. In addition, the Board of Directors establishes our annual objectives, which the President and Chief Executive Officer is charged with accomplishing.

4. Orientation and Continuing Education

(a)     Briefly describe what measures the board takes to orient new directors regarding

i)       the role of the board, its committees and its directors, and

ii)      the nature and operation of the issuer’s business.

An orientation and training program for new Board members has been set up by our former Human Resources and Corporate Governance Committee and will now be administered by our Corporate Governance and Nominating Committee. The Board of Directors holds individual meetings with the President and Chief Executive Officer and other executive officers for each new director. New directors are provided with an extensive information package containing: (i) information about Labopharm; (ii) copies of minutes of the previous fiscal year; (iii) a copy of our articles and by-laws; (iv) a copy of the FSTQ Agreement; (v) information on insurance coverage; and (vi) various policies/plans governing the Board and/or senior executives.

(b)     Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Strategic planning sessions, using external consultants and advisors, and including management, are conducted periodically. The Board also has presentations and seminars with external consultants, advisors, and members of the management team, on particular topics on an as-needed basis.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	We adopted a Code of Ethics and Business Conduct on April 21, 2004, (the “Code of Ethics”).

(i) disclose how a person or company may obtain a copy of the code;	The Code of Ethics is accessible on our website at www.labopharm.com. A paper copy is also available upon request from our Corporate Secretary.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Corporate Governance and Nominating Committee is responsible for monitoring compliance with our Code of Ethics. Our directors, officers and employees are asked to annually acknowledge in writing review of and compliance with the Code of Ethics as a condition of their engagement or employment relationship with us, as the case may be.

(iii)   provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been required or filed during our financial year ended December 31, 2006 with respect to any conduct constituting a departure from our Code of Ethics.

(b)     Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Corporate Governance and Nominating Committee reviews and approves all related party transactions for potential conflict of interest situations on an ongoing basis.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	We have arranged for an Ethics Hotline through which directors, officers and employees can, on an anonymous basis, disclose any information or knowledge they may have regarding violations of the Code of Ethics or any information or knowledge regarding questionable accounting practices or auditing matters.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.	Together with our Chief Executive Officer, the Corporate Governance and Nominating Committee is responsible for determining the criteria for selection of Board and committee members, including establishing and periodically reviewing our practice relating to the recruitment of Board members. The Corporate Governance and Nominating Committee identifies candidates for election to the Board in consultation with management, through the use of search firms or other advisers, or through such other methods as the Corporate Governance and Nominating Committee deems to be helpful to identify candidates. The Corporate Governance and Nominating Committee will also consider candidates for election to the Board recommended by shareholders.

(b)     Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance and Nominating Committee is currently composed of three directors, two of which are outside and independent namely Messrs. Richard J. MacKay and Santo J. Costa and one director, namely Mr. Howard-Tripp who does not qualify as “independent” within the meaning of NP 58-201. The Board of Directors uses outside advisors and consultants to advise the Board of Directors on nomination process, core competencies required on the Board and potential candidates.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Charter of the Corporate Governance and Nominating Committee includes:

•        recommending candidates for election to the Board;

•        reviewing, on an annual basis, credentials of nominees for re-election; and

•        recommending candidates for filling vacancies on the Board.

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Compensation Committee reviews the amount and the form of compensation of directors and officers. In making recommendations to the Board of Directors for appropriate adjustments, the Compensation Committee considers the time commitment, risks and responsibilities of directors and officers, as well as comparative compensation data of other companies at a similar stage of development.

(b)     Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is currently composed of three outside and independent directors, namely Ms. Julia R. Brown and Messrs. Richard J. MacKay and Jacques L. Roy.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Charter of the Compensation Committee provides that the committee is responsible for reviewing and recommending our aggregate compensation level, as well as guidelines to be applied to management employees, with the assistance of outside human resources consultants where appropriate. The Compensation Committee is also responsible for reviewing and recommending to the Board of Directors any proposed amendments to our Stock Option Plan, subject to obtaining any required consents of applicable stock exchanges or securities regulatory authorities and for reviewing annually the level of ownership of Labopharm Shares by our various directors and officers.

(d)     If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In late 2006, Radford Surveys + Consulting was retained by Labopharm to assist in determining compensation of its directors and officers.

8. Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	There are no other standing committees, however, the Corporate Governance and Nominating Committee deals with Corporate Governance issues in addition to nominations.

9.       Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

In 2006, the Human Resources and Corporate Governance Committee (now the Corporate Governance and Nominating Committee) was mandated by the Board of Directors to conduct a full assessment of the Board. Levin & Company, Inc., an expert firm was hired to conduct the assessment. The main purpose of this exercise was to determine how the Board compares with the best Canadian corporate governance practices and to ensure that we are well-positioned moving forward.

In addition, the Corporate Governance and Nominating Committee monitors and makes recommendations regarding the effectiveness of our system of corporate governance, including the frequency and content of meetings, the need for any special meetings, communication processes between the Board and management and mandates of Committees of the Board.

MI 52-110 provides that the audit committee must be composed of a minimum of three (3) members, who must be “independent” directors (as defined in those rules).	The charter of our Audit Committee provides that all the members of the committee must be “independent” directors. All members of the Audit Committee are in fact “independent” directors within the meaning of MI 52-110. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from us or any of our subsidiaries, nor is an affiliated person with us, or any of our subsidiaries.

MI 52-110 provides that each audit committee member must be financially literate.	The Charter of the Audit Committee provides that all members of the Committee must have a working familiarity with basic finance and accounting practices, and at least one member of the Committee must have accounting or related financial management expertise.

MI 52-110 provides that the audit committee must have a written charter that sets out its mandate and responsibilities.	The written Charter of the Audit Committee, which forms part of our Corporate Governance Rules and is attached to this Circular as Schedule “B”, sets out the role, mandate and responsibilities of the Audit Committee.

MI 52-110 provides that the audit committee must recommend to the Board of Directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors’ report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditor.	The Charter of the Audit Committee provides that the committee is responsible for recommending to the Board of Directors the appointment, compensation and/or retention (including the authority not to retain or terminate) of any independent auditor engaged by us for the purpose of preparing or issuing an auditor’s report or related work.

MI 52-110 provides that the audit committee must be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.	The Charter of the Audit Committee provides that the committee is responsible for the overseeing of any independent auditor engaged by us for the purpose of preparing or issuing an auditor’s report or related work.

MI 52-110 provides that the audit committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuer’s external auditor.	In April 2004, our Board of Directors approved an Audit Committee Pre-Approval Policy for Audit and Non-Audit Services Policy, which policy sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditor may be pre-approved and is available on our website at www.labopharm.com.

MI 52-110 provides that the audit committee must review the issuer’s financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the audit committee must be satisfied that adequate procedures are in place for the review of the issuer’s public disclosure of financial information extracted or derived from the issuer’s financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.	The Charter of the Audit Committee provides that the committee is responsible for reviewing, together with representatives of Management and representatives of the independent auditors, our interim quarterly financial statements and our annual audited financial statements prior to their filing, as well as the related press release, and it shall report thereon to the Board of Directors. The committee is also responsible for monitoring our internal accounting controls, informational gathering systems and management reporting on internal control.

MI 52-110 provides that the audit committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.	The Charter of the Audit Committee provides that the committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters; (b) the confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters; and (c) any other material matters.

MI 52-110 provides that the audit committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.	If this situation were to arise, the audit committee would review and approve such an event.

MI 52-110 provides that the audit committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any advisors employed by the audit committee; and (c) to communicate directly with the internal and external auditors.	The audit committee has such authority.

SCHEDULE B

CHARTER OF THE AUDIT COMMITTEE

I.	PURPOSE

The Audit Committee (the “Committee”) of Labopharm inc. (the “Company”) is a committee of the Board of Directors which has responsibility to review the financial statements, accounting policies and reporting procedures of the Company.

This Charter of the Committee has been established and adopted by the Board of Directors in order to provide appropriate guidance to the Committee members as to their duties. This Charter complements Section 8 of By-law No. One of the Company which deals with the constitution of committees and procedural rules at their meetings. The primary function of the Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company, including the review and oversight of: the financial reports and other financial information provided by the Company to any governmental body or the public; the Company’s systems of internal controls regarding finance, accounting, and legal compliance that management and the Board have established; and the Company’s auditing, accounting and financial reporting processes generally. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.

The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting process and the system of internal controls.

•	Monitor the independence and performance of the Company’s external auditors and the internal auditing department (when established).

•	Provide an open avenue of communication among the independent auditors, financial and senior management, the internal auditing department and the Board of Directors.

•	In performing its functions, the Committee may retain at the expense of the Company financial advisors, legal counsel and such other advisors as it deems necessary.

II.	COMPOSITION

•

The Committee shall be comprised of three or more directors, each of whom shall meet the independence and audit committee composition requirements promulgated by the Securities and Exchange Commission of the United States (the “SEC”), the National Association of Securities Dealers, The Ontario Securities Commission, The Authorité des Marchés Financiers, any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company (each a “Regulatory Body” and collectively, the “Regulatory Bodies”), as in effect from time to time.

•

All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.

III.	MEETINGS

•	The Committee may invite such other persons to its meetings, as it deems necessary. The Controller and external auditors should be invited to make presentations to the Committee as appropriate.

IV.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Committee shall:

Documents/ Reports Review

•

Review with representatives of management and representatives of the independent auditors the Company’s interim quarterly financial statements and the annual audited financial statements prior to their filing, and the related press release of the Company and shall report thereon to the Board of Directors.

•

Satisfy itself, on behalf of the Board of Directors, that the Company’s quarterly and annual audited financial statements are fairly presented in accordance with generally accepted accounting principles and shall recommend to the Board of Directors whether the quarterly and annual financial statements should be approved and included in the filings required by the Regulatory Bodies.

•

Satisfy itself, on behalf of the Board of Directors, that the information contained in the Company’s quarterly financial statements, Annual Report to Shareholders and other financial publications, such as Management’s Discussion and Analysis (MD&A), the Annual Information Form (AIF) (and similar documentation required by the Regulatory Bodies) and the information contained in a prospectus or registration statement does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading, in light of the circumstances under which it was made.

•	Review material financial reports or other financial information of the Company submitted to any Regulatory Body, or the public.

•	Have the right:

•	to inspect all the books and records of the Company and its subsidiaries;

•	to discuss such accounts and records and any matters relating to the financial position of the Company with the officers and auditors of the Company and its subsidiaries; and

•

to engage advisors, including to commission reports or supplemental information relating thereto; and any member of the Committee may require the auditors to attend any or every meeting of the Committee.

•

Review such matters and questions relating to the financial position of the Company and its affiliates or the reporting related thereto as the Board of Directors may from time to time refer to the Committee.

•	Together with the Board of Directors, review, assess the adequacy of this Charter periodically, at least annually, as conditions dictate, and update this Charter if and when appropriate.

Independent Auditors

•

Recommend to the Board of Directors the appointment, compensation, retention (including the authority not to retain or to terminate) and oversight of any independent auditor engaged by the Company for the purpose of preparing or issuing an audit report or related work. The Board of Directors shall then put the selection of independent auditors to the vote of the Company’s shareholders.

•	Recommend to the Board of Directors the funding necessary for compensation of any independent auditor and advise the Board of Directors of anticipated funding needs of the Committee.

•

Satisfy itself, on behalf of the Board of Directors, that the Company’s auditors are “independent” of management and that they are ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders, within the meaning given to such term in the rules and pronouncements of the Regulatory Bodies. Obtain from the independent auditors, at least annually, a formal written statement delineating all relationships between the independent auditors and the Company.

•

Approve in advance any and all audit and non-audit assignments awarded to independent auditors and adopt and implement policies for such pre-approval and review all remuneration paid to independent auditors, including for such additional audit and non-audit services; to the extent necessary, any member of the Committee, acting independently, shall be authorized to approve in advance any and all audit and non-audit assignments awarded to independent auditors.

•	Review the performance and the remuneration of the independent auditors and recommend to the Board of Directors the discharge of the independent auditors when circumstances warrant.

•

Satisfy itself, on behalf of the Board of Directors, that the audit function has been effectively carried out and that any matter which the independent auditors wish to bring to the attention of the Board of Directors has been addressed and that there are no “unresolved differences” with the auditors. Be directly responsible for the resolution of any disagreements between management and the independent auditors regarding financial reporting matters.

Financial Reporting Processes and Risk Management

•

Review the audit plan of the independent auditors for the current year, review the integration of the external audit with the internal control program and review advice from the external auditors relating to management and internal controls and the Company’s responses to the suggestions made therein.

•

Monitor the Company’s internal accounting controls, informational gathering systems and management reporting on internal control. In connection with fulfilling this responsibility, the Committee shall receive a report on at least an annual basis from the Company’s chief executive officer and chief financial officer in connection with the such officers’ evaluation of internal control over financing reporting as to (1) all significant deficiencies and material weaknesses in the design and operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial information; and (2) any fraud of which they are aware, whether or not material, that involves a member of management or other employees who have a significant role in the Company’s internal control over financial reporting. The Committee shall direct the actions to be taken and/or make recommendations to the Board of Directors of actions to be taken to the extent such disclosure indicates the finding of any significant deficiencies in internal control over financial reporting or fraud.

•

Review with management and the auditors the relevance and appropriateness of the Company’s accounting principles and policies and the Company’s internal control over financial reporting and review and approve all significant changes to such policies.

•

Obtain annually from the independent auditors, in connection with an audit report and prior to the filing of such audit report, a report presenting the adequacy of the internal audit and financial controls, specifically including (1) critical accounting policies and practices to be used, (2) all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of these alternatives and the treatment preferred by the independent auditors, and (3) material communications between management and the independent auditor.

•

Satisfy itself, on behalf of the Board of Directors, that the Company has implemented appropriate systems of internal control over financial reporting and monitor the annual review and evaluation by management of internal control over financial reporting. The Committee shall also satisfy itself that the Company has implemented appropriate systems of internal control over the safeguarding of the Company’s assets and other “risk management” functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the Company’s assets, management, financial and business operations and the health and safety of its employees and that these are operating effectively; make appropriate recommendations to the Board of Directors in connection with the foregoing.

•	Review and approve the Company’s Investment and Treasury policies and monitor compliance with such policies.

•

Review and approve all related party transactions for potential conflict of interest situations on an ongoing basis. “Related party transactions” shall refer to transactions required to be disclosed pursuant to applicable securities regulations and stock exchange regulations or policies.

Legal and Regulatory Compliance

•	The Committee has authority to engage outside advisors as it determines necessary to carry out its duties.

•

Determine funding necessary for ordinary administrative expenses of the Committee and for compensation of any outside advisors to be engaged by the Committee and notify the Company of anticipated funding needs of the Committee.

•	Satisfy itself, on behalf of the Board of Directors, that all material statutory deductions have been withheld by the Company and remitted to the appropriate authorities.

•	Review, with the Company’s principal external counsel, legal and regulatory matters that could have a material impact on the Company’s financial statements.

•	Satisfy itself, on behalf of the Board of Directors, that all regulatory compliance issues have been identified and addressed and identifying those that require further work.

•	Establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters (commonly referred to as the “Whistleblowing Policy”); and

(c)	any other material matter.

•

Cause the chief executive officer to investigate any allegations that any officer or director of the Company, or any other person acting under the direction of any such person, took any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified accountant engaged in the performance of an audit of the financial statements of the Company for the purpose of rendering such financial statements materially misleading and, if such allegations prove to be correct, take or recommend to the Board of Directors appropriate disciplinary action. Notwithstanding the foregoing, if the person in question is the chief executive officer, the investigation shall be undertaken by the Committee.

Budgets

•	Assist the Board of Directors in the review and approval of operational, capital and other budgets proposed by management.

General

•	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board of Directors deems necessary or appropriate.

SCHEDULE C

RESOLUTION 2007-1

AMENDMENTS TO STOCK OPTION PLAN

“BE IT RESOLVED THAT:

1.	the amendment provisions included in the Stock Option Plan as described in the information circular of the Company dated March 26, 2007 to which this resolution is attached (the “Circular”) are hereby amended to state the state the type of amendments that must specifically be approved by the holders of a majority of the voting share shares of the Company, namely

(i)	an increase of the total number of Shares that may be issued under the Stock Option Plan;

(ii)	a reduction in the exercise price with respect to an option granted under the Stock Option Plan or a cancellation of such an option for the purposes of re-issuing new options in replacement thereof;

(iii)	an extension to the term of an option granted under the Stock Option Plan beyond its original expiry date;

(iv)	an amendment to the class of persons eligible for grants of options under the Stock Option Plan; and

(v)	an amendment to allow options granted under the Stock Option Plan to become transferable or assignable other than for estate settlement purposes,

it being understood that all other modifications to the Stock Option Plan do not require the approval of the shareholders;

2.	any officer or director of the Company be, and each is hereby authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations; and

3.	the Board of Directors of the Company be, and it is hereby authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution 2007-1.”

SCHEDULE D

RESOLUTION 2007-2

AMENDMENTS TO GENERAL BY-LAWS

“BE IT RESOLVED THAT:

1.	the following By-law 2006-1 adopted by the Board of Directors of the Company on March 12, 2007 to amend the general by-laws of the Company:

“BY-LAW 2006-1 – AMENDMENTS TO THE GENERAL BY-LAWS

RESOLVED:

THAT section 7.05 of By-Law No. 1 of the Company be amended as indicated hereinbelow:

7.05 DEMISSION ET DESTITUTION. Tout officier peut démissionner en faisant parvenir au siège social de la compagnie, par la poste ou par messager, une lettre de démission. Le président et chef de la direction ou les administrateurs peuvent destituer tout officier de la compagnie. Dans un tel cas, le président et chef de la direction ou les administrateurs peuvent procéder à l’élection ou à la nomination du remplaçant de tel officier. La démission ou la destitution d’un officier n’a cependant lieu que sous réserve de tout contrat d’emploi existant entre ce dernier et la compagnie.

(The English translation of the General By-Laws of the Company, provided below, is for information purposes only, the General By-Laws of the Company having been enacted in French only).

7.05 RESIGNATION AND REMOVAL. Any Officer may resign by forwarding a letter of resignation to the head office of the Company, by mail or courier. The President and Chief Executive Officer or the directors may remove any Officer of the Company. In this event, the President and Chief Executive Officer or the directors may proceed with the election or appointment of the replacement of such Officer. However, the resignation or removal of an Officer shall take place only subject to any contract of employment existing between the Officer and the Company.”, be and it is hereby approved;

2.	any officer or director of the Company be, and each is hereby authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations.”

Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting of Shareholders (the “Meeting”) of Labopharm Inc. (“Labopharm” or the “Company”) will be held at The Montreal Museum of Fine Arts on May 9, 2007 at 11:00 a.m. (Montreal time), for the purposes of:

(a)	receiving Labopharm’s audited consolidated financial statements for the financial year ended December 31, 2006 and the report of the auditors thereon;

(b)	electing directors;

(c)	appointing the auditors and authorizing the directors to fix their remuneration;

(d)	considering, and if deemed appropriate, adopting a resolution to ratify and approve amendments to the Company’s Stock Option Plan;

(e)	considering, and if deemed appropriate, adopting a resolution to ratify and approve amendments to the Company’s general by-laws; and

(f)	transacting such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

DATED at Laval, Quebec, this 26th day of March, 2007.

By order of the Board of Directors

Lynda Covello General Counsel and Corporate Secretary

SHAREHOLDERS MAY EXERCISE THEIR RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHOULD YOU BE UNABLE TO ATTEND THE MEETING IN PERSON, KINDLY COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE ENVELOPE PROVIDED AT YOUR EARLIEST CONVENIENCE. TO BE VALID, PROXIES MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 1500 UNIVERSITY STREET, SUITE 700, MONTREAL, QUEBEC, H3A 3S8, NO LATER THAN AT THE CLOSE OF BUSINESS ON THE LAST BUSINESS DAY PRECEDING THE DATE OF THE MEETING OR ANY ADJOURNMENT THERETO. YOUR SHARES WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AS INDICATED ON THE PROXY.

Exhibit 99.3

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

Form of Proxy – Annual and Special Meeting to be held on May 9, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., EDT on Friday, May 4, 2007.

Appointment of Proxyholder

I/We being holder(s) of common shares of Labopharm Inc. hereby appoint(s):

Mr. Santo J. Costa, Chairman of the Board of Directors or failing him, Mr. James R. Howard-Tripp, President and Chief Executive Officer

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
OR

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Labopharm Inc to be held at the Montreal Museum of Fine Arts on May 9, 2007 at 11:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.	Election of Directors

Management recommends that you vote FOR all of the nominees listed below:

	For	Withhold

SANTO J. COSTA , JAMES R. HOWARD-TRIPP, RICHARD J. MACKAY, ANTHONY C. PLAYLE, FRÉDÉRIC PORTE, JACQUES L. ROY, JAMES S. SCIBETTA and JULIA R. BROWN	☐	☐

	For	Withhold
2. Appointment of Auditors
Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. Amendments to the Company’s Stock Option Plan
Adoption of a resolution to ratify and approve amendments to the Company’s Stock Option Plan.	☐	☐

	For	Against
4. Amendments to the Company’s general by-laws
Adoption of a resolution to ratify and approve amendments to the Company’s general by-laws.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		MM/DD/YY

Interim Financial Statements		Annual Report

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.